BRF S.A.

PUBLICLY HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or the "Company") (B3: BRFS3; NYSE: BRFS), in attention to the Official Notice 728/2021-SLS, dated 05/21/2021 (“Notice”), hereby clarifies the query presented by B3 S.A. – Brasil, Bolsa, Balcão (“B3”).

For a better understanding and in accordance with the guidelines issued by B3, the Notice is transcribed below:

“Dear Sir,

In view of the latest fluctuations registered in relation to the shares issued by this company, the number of trades and the amount traded, as shown below, we request to be informed, by 05/24/2021, if there is any fact that you are aware of that may justify it.

ON Shares
Prices (R$ per share)
Date	Opening	Mimimum	Maximum	Average	Last	Fluct. %	Nº neg.	Quantity	Volume (R$)
05/10/2021	21,11	20,81	21,55	21,31	21,53	1,98	16.720	6.947.600	148.027.974,00
05/11/2021	21,30	20,98	21,46	21,24	21,38	-0,69	18.474	6.941.600	147.451.572,00
05/12/2021	21,02	20,94	21,20	21,08	21,05	-1,54	26.397	8.470.600	178.586.729,00
05/13/2021	21,14	20,26	21,14	20,49	20,46	-2,80	35.218	14.637.800	299.917.746,00
05/14/2021	20,62	20,34	20,99	20,71	20,91	2,19	22.765	9.135.800	189.235.329,00
05/17/2021	20,95	20,50	21,00	20,78	20,85	-0,28	21.754	8.357.900	173.687.203,00
05/18/2021	20,88	20,32	21,21	20,83	21,06	1,00	30.771	16.058.300	334.472.982,00
05/19/2021	20,99	20,85	22,45	21,99	22,02	4,55	57.453	28.016.000	616.053.397,00
05/20/2021	22,09	21,50	23,16	22,43	23,16	5,17	41.408	22.599.900	506.935.442,00
05/21/2021*	23,29	23,20	27,29	25,94	26,98	16,49	64.774	66.098.700	1.714.783.865,00

*Updated until 04.06 p.m.”

In this regard, BRF understands that the fluctuations referred in the Notice derives from the acquisition of the Company’s common shares, by means of options and shares’ auction in the stock exchange, carried out by Marfrig Global Foods S.A. (“Marfrig”), which may lead to an interest of up to 196,869,573 (one hundred and ninety-six million, eight hundred and sixty nine thousand, five hundred and seventy three) shares, corresponding to, approximately, 24.23% of the Company capital stock, in accordance with the Announcement to the Market, dated as of 05.21.2021.

The Company further clarifies that it received on 05.21.2021, following the closing of the market, a notice from Marfrig informing of such acquisition.

The Company reiterates its commitment, under the terms of the applicable regulation, to maintain its shareholders and the market in general duly informed of any relevant act or fact related to its business.

São Paulo, May 24, 2021.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.